

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

Mark White
President and Chief Executive Officer
One Horizon Group, Inc.
34 South Molton Street
London W1K 5RG
United Kingdom

     Re: One Horizon Group, Inc.
        Registration Statement on Form S-3
        Filed November 2, 2017
        File No. 333-221300

Dear Mr. White:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Paul Fischer, Attorney Adviser, at 202-551-3415 with any questions.

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